04013203

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
NOV 3 0 2004
SEC MAIL PROCESSING SECTION 213 WASH, D.C.

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SEC FILE NUMBER
8-3149

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 9/30/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stone & Youngberg LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mitchell H. Gage, Chief Financial Officer **415-445-2300**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(No. and Street)

50 Fremont Street	**San Francisco**	**California**	**94105-2230**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

STONE & YOUNGBERG LLC

(SEC ID. NO. 8-3149)

**Consolidated Balance Sheet as of
September 30, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control**

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Stone & Youngberg LLC:

We have audited the accompanying consolidated balance sheet of Stone & Youngberg LLC (the "Firm"), as of September 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in the notes to the consolidated balance sheet, effective January 1, 2004, the Firm adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.*

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of the Firm at September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 29, 2004

STONE & YOUNGBERG LLC

CONSOLIDATED BALANCE SHEET -- SEPTEMBER 30, 2004

ASSETS

CASH		$	372,869
SECURITIES OWNED:			
Marketable, at market value	68,307,688		
Non-marketable, at estimated fair value	8,717,970		77,025,658
SECURED DEMAND NOTES RECEIVABLE			5,000,000
FIXED ASSETS, net of accumulated depreciation and amortization of $2,629,841			3,793,022
OTHER ASSETS			1,956,687
Total Assets		$	88,148,236

LIABILITIES AND MEMBERS' EQUITY

PAYABLE TO CLEARING ORGANIZATION	$	13,284,298
ACCOUNTS PAYABLE & ACCRUED EXPENSES		14,186,425
SECURITIES SOLD, NOT YET PURCHASED, at market value		26,396,367
MEMBERS' EXCESS CONTRIBUTIONS		6,712,451
SECURED DEMAND NOTES PAYABLE		5,000,000
Total Liabilities	$	65,579,541
MEMBERS' EQUITY	$	22,568,695
Total Liabilities & Members' Equity	$	88,148,236

The accompanying notes are an integral part of this consolidated financial statement.

STONE & YOUNGBERG LLC

NOTES TO CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2004

Organization and Significant Accounting Policies

The Firm - Stone & Youngberg LLC, a California limited liability company (the "Firm"), is an investment bank specializing in fixed income securities. Stone & Youngberg LLC includes its wholly owned subsidiary S&Y Asset Management LLC which provides investment advisory services. Intercompany accounts and transactions are eliminated in consolidation. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD). The Firm changed its fiscal year end to September 30 during the nine-month period ended September 30, 2004.

Use of Estimates – The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash - Cash consists of demand deposits in banks. There are no withdrawal restrictions on cash.

Securities Owned and Securities Sold, Not Yet Purchased – Marketable securities owned and securities sold, not yet purchased, are reported at quoted market prices as of September 30, 2004. Securities sold, not yet purchased, represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices.

Non-marketable securities owned include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. Non-marketable securities owned are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable investments include the type of investment, purchase cost, relative volume owned versus market averages, and current purchases and sales of the same or similar investments by other investors. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

Income Taxes - Income taxes are paid by the individual members; therefore, no provision for such taxes has been recorded in the consolidated balance sheet.

Securities Transactions - All transactions entered into for the account and risk of the Firm are recorded on a trade date basis.

Fixed Assets - Fixed assets represent furniture, equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation. Depreciation is computed using an accelerated depreciation method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, as of September 30, 2004 consist of the following:

	Securities Owned	Securities Sold Not Yet Purchased
State and Municipal Obligations	$37,726,911	$1,005
Corporate Bonds, Debentures and Notes	2,203,317	179,174
Obligations of U.S. Government	28,323,637	26,216,188
Stock	53,820	0
Money Market Funds	3	0
Total	$68,307,688	$26,396,367

Non-marketable securities owned at estimated fair value as of September 30, 2004 consist of the following:

	Securities Owned
State and Municipal Obligations	$8,707,810
Stock	10,160
Total	$8,717,970

Included in securities owned are securities pledged as collateral for letters of credit related to leases for office space and for the deposit with the Firm's clearing agent. The value of the pledged securities as of September 30, 2004 was $1,675,000.

Receivable From and Payable to Clearing Organization

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization is the result of the Firm's activity with this clearing organization. From time to time the Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm. A payable primarily relates to the financing of the Firm's inventory by the clearing organization. Under the clearing agreement, the Firm is charged 85 basis points over the Fed Funds rate on the payable balance. The firm had a payable to the clearing organization of $13,284,298 at September 30, 2004.

Subordinated Borrowings

The Firm has entered into secured demand note agreements with various members. Borrowings under secured demand note collateral agreements of $5,000,000 are due February 2005 and pay interest at 8%. The demand note receivables are also due February 2005. The borrowings are included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Firm's continued compliance with minimum net capital requirements, they may not be repaid.

Fixed Assets

Following is a summary of fixed assets as of September 30, 2004:

Equipment	$2,870,516
Furniture	2,158,878
Leasehold Improvements	1,393,469
	$6,422,863
Less: Accumulated depreciation and amortization	2,629,841
	$3,793,022

Members' Equity

Members' equity at September 30, 2004 includes equity of $9,250,000 for Class A members and $3,845,000 for Class B members and undistributed earnings of $9,473,695. All withdrawals of members' equity require the approval of the NASD.

In accordance with the Firm's operating agreement, members are permitted to contribute additional amounts to the Firm in excess of stated equity. In 2003, the Financial Accounting Standards Board issued SFAS No. 150 (SFAS No. 150), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. The Firm adopted SFAS No. 150 effective January 1, 2004 and, due to certain provisions of the operating agreement, reclassified $19,716,247 of Members' Excess Equity to a liability account, Members' Excess Contributions. Throughout 2004 the reclassification of the members' excess equity to a liability in accordance with SFAS No. 150 has been reflected in the Firm's computation of regulatory net capital under the SEC's uniform net capital rule.

Benefit Plan

The Firm has a 401(k) plan for eligible employees who have meet certain service requirements. The total contribution expense under this plan was $765,000 for the nine-month period ended September 30, 2004.

Related Party Transactions

Under its operating agreement, the Firm is managed by S & Y Management, Inc. The Firm paid S & Y Management, Inc a management fee of $2,160,000 for the nine-month period ended September 30, 2004. Included in accounts payable and accrued expenses is a balance of $190,136 owed to S & Y Management, Inc. The Firm also provides various services, including administrative services, on behalf of its affiliates, S&Y Capital Group and Financing Facilitators, Inc. In addition, excess cash balances held by these affiliates are left on deposit with the Firm. Included in accounts payable and accrued expenses is a net balance of $1,719,347 to S&Y Capital Group and $598,498 to Financing Facilitators Inc.

Net Capital Requirements

The Firm is subject to the regulations and guidelines of the SEC and the NASD, including the SEC's "Net Capital Rule", which requires the Firm to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At September 30, 2004, the Firm's net capital ratio was 1.28 to 1 and net capital as computed was $10,910,962, which exceeded the SEC's requirement of $934,625 by $9,976,337.

Commitments and Contingencies

In the normal course of business, transactions with customers and brokers generally settle three business days after trade date. The Firm is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Firm may have to purchase or sell securities at prevailing market prices. The Firm seeks to control the risk associated with non-performance of customers or brokers by reconciling information it receives from its clearing broker on a daily basis. Also in the normal course of business, the Firm enters into underwriting commitments. Transactions relating to such underwriting commitments that were open on September 30, 2004, and were subsequently settled, had no material effect on the consolidated balance sheet as of that date.

The firm has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Firm has recorded these obligations in the consolidated financial statements at September 30, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2004.

The Firm is obligated under leases for office space and certain equipment at September 30, 2004. Minimum annual lease payments under such leases are due in the following years ending September 30:

2005	$2,380,549
2006	2,388,159
2007	2,263,535
2008	1,905,573
2009	1,655,973
Thereafter	6,494,079
Total	$17,087,868

The total of minimum rentals to be received in the future under non-cancelable subleases as of September 30, 2004 is $39,407. The leases for office space contain some escalation provisions and renewal options.

The Firm is currently involved in various legal matters arising primarily from its investment banking and brokerage activities. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Firm's consolidated financial position.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

November 29, 2004

Stone & Youngberg LLC
One Ferry Building
San Francisco, California 94111

In planning and performing our audit of the consolidated financial statements of Stone & Youngberg LLC (the "Firm") for the nine-month period ended September 30, 2004 (on which we issued our report dated November 29, 2004) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Firm that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Firm (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Firm's internal control would not necessarily disclose all matters in the Firm's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Firm's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP